Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

September 28, 2005

The Ontario Securities Commission
The Alberta Securities Commission
United States Securities and Exchange Commission

Dear Sirs:

Re: Change of Auditor

We have been provided with the Notice of Change of Auditors dated September 16, 2005, with respect to our appointment as the Auditor of Micromem Technologies Inc. (the "Company"). We hereby confirm our agreement with the information contained in the notice. This information is based on our knowledge of the information at this date.

We understand that the Notice of Change of Auditors, along with this letter and a similar letter from Grant Thornton LLP will be included in the reporting package related to the company's change of auditors.

Yours truly,

SCHWARTZ LEVITSKY FELDMAN LLP

"Schwartz Levitsky Feldman llp"

Per: Gerry Goldberg, C.A.

GG/ch

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663